UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                ________________

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No.   )*

                            SECURITY BIOMETRICS, INC.
                                (Name of Issuer)

                         Common Stock, $0.001 par value
                         (Title of Class of Securities)

                                   81412P 10 6
                                 (CUSIP Number)

                                Jack Becker, Esq.
                             Snow Becker Krauss P.C.
                 605 Third Avenue, New York, New York 10158-0125
                                 (212) 687-3860
                     (Name, Address and Telephone Number of
            Person Authorized to Receive Notices and Communications)

                                  June 29, 2001
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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

CUSIP  No.81412P  10  6
          -------------

1)     Name  of  Reporting  Persons
       I.R.S.  Identification  Nos.  of  above  persons  (entities  only).

       Gerard  E.  Munera

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2)     Check  the  Appropriate  Box  if  a  Member of a Group (See Instructions)
       (a)  [ ]
       (b)  [X]

--------------------------------------------------------------------------------
3)     SEC  Use  Only

--------------------------------------------------------------------------------
4)     Source  of  Funds  (See  Instructions)
       OO  (See  Item  3)

--------------------------------------------------------------------------------
5) Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
       [  ]

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6)     Citizenship  or  Place  of  Organization
       U.S.  Citizen

--------------------------------------------------------------------------------
                  7)     Sole  Voting  Power
                         8,923,438
                         -------------------------------------------------------
NUMBER            8)     Shared  Voting  Power
OF  SHARES               19,906,562
BENEFICIALLY             -------------------------------------------------------
OWNED  BY         9)     Sole  Dispositive  Power
EACH                     8,923,438
REPORTING                -------------------------------------------------------
PERSON  WITH     10)     Shared  Dispositive  Power
                         19,906,562

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11)    Aggregate  Amount  Beneficially  Owned  by  Each  Reporting  Person
       28,830,000

--------------------------------------------------------------------------------
12)    Check  Box  if  the  Aggregate  Amount  in  Row  (11)  Excludes  Certain
       Shares     (See  Instructions)    [   ]

--------------------------------------------------------------------------------
13)    Percent  of  Class  Represented  by  Amount  in  Row  (11)
       22.07%

--------------------------------------------------------------------------------
14)     Type  of  Reporting  Person  (See  Instructions)
        IN

--------------------------------------------------------------------------------


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

CUSIP  No.81412P  10  6
          -------------

1)     Name  of  Reporting  Persons
       I.R.S.  Identification  Nos.  of  above  persons  (entities  only).

       Synergex  Group  LLC

--------------------------------------------------------------------------------
2)     Check  the  Appropriate  Box  if  a  Member of a Group (See Instructions)
       (a)  [ ]
       (b)  [X]

--------------------------------------------------------------------------------
3)     SEC  Use  Only

--------------------------------------------------------------------------------
4)     Source  of  Funds  (See  Instructions)
       OO  (See  Item  3)

5) Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
       [  ]

--------------------------------------------------------------------------------
6)     Citizenship  or  Place  of  Organization
       Connecticut  Limited  Liability  Company

--------------------------------------------------------------------------------
                  7)     Sole  Voting  Power
                         24,040,000
                         -------------------------------------------------------
NUMBER            8)     Shared  Voting  Power
OF  SHARES               0
BENEFICIALLY             -------------------------------------------------------
OWNED  BY         9)     Sole  Dispositive  Power
EACH                     24,040,000
REPORTING                -------------------------------------------------------
PERSON  WITH     10)     Shared  Dispositive  Power
                         0

--------------------------------------------------------------------------------
11)    Aggregate  Amount  Beneficially  Owned  by  Each  Reporting  Person
       24,040,000

--------------------------------------------------------------------------------
12)    Check  Box  if  the  Aggregate  Amount  in  Row  (11)  Excludes  Certain
       Shares     (See  Instructions)    [   ]

--------------------------------------------------------------------------------
13)    Percent  of  Class  Represented  by  Amount  in  Row  (11)
       18.44%

--------------------------------------------------------------------------------
14)    Type  of  Reporting  Person  (See  Instructions)
       OO  (Limited  Liability  Company)

--------------------------------------------------------------------------------


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

Item  1.       Security  and  Issuer.
               ---------------------

     This statement (this "Statement") relates to the common stock, par value $0.001 per share ("Common Stock") of Security Biometrics, Inc., a Nevada corporation ( the "Issuer"). The principal executive offices of the Issuer are located at 1410-1030 West Georgia Street Vancouver BC Canada V6E 2Y3.

Item  2.       Identity  and  Background.
               -------------------------

     (a)  This  Statement  is  being  filed  by  Gerard E. Munera ("Gerard") and
          Synergex Group LLC, a Connecticut limited liability company ("Synergex; Gerard and Synergex, together are referred to as the "Reporting Persons").

     (b) The business address of Gerard is 19 Cobb Island Drive, Greenwich, Connecticut 06830.

          The business address of Synergex is 19 Cobb Island Drive, Greenwich, Connecticut 06830.

     (c) The principal occupation or employment of Gerard, including the name of his employer, description of the business of his employer and business address of his employer is:

               Managing Director of Synergex, a passive investor in stocks, bonds, mutual funds and similar marketable investments. Gerard is also Chairman of the Board of Directors of Arcadia Inc., a U.S. company involved in the fabrication and sale of store fronts, curtain walls and interior partitions, with a business address at 3225 E. Washington Boulevard, Vernon, California 90023.

     (d)-(e) Neither of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

     (f)  Gerard  is  a  U.S.  citizen.

          Synergex  is  a  Connecticut  limited  liability  company.

Item  3.       Source  and  Amount  of  Funds  or  Other  Consideration.
               --------------------------------------------------------

     On June 26, 2001, Gerard was granted an option to purchase 250,000 shares of the Issuer's Common Stock at an exercise price of $1.00 per share, which are exercisable as follows: (i) 62,500 shares commencing December 25, 2001; (ii) 62,500 shares commencing June 26, 2002; (iii) 62,500 shares commencing December


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

25, 2002 and (iv) 62,500 shares commencing June 26, 2003. The grant of such option was made in connection with Gerard's appointment as a director of the Board of Directors of the Issuer. On April 29, 2002, such option was cancelled and in exchange Gerard was granted a new 2-year option (the "Option") pursuant to the Issuer's 2002 Employee Stock Option Plan to purchase 250,000 shares of the Issuer's Common Stock at an exercise price of $0.11 per share, which are exercisable as follows: (i) 125,000 shares commencing April 29, 2002; (ii) 62,500 shares commencing July 29, 2002; and (iii) 62,500 shares commencing October 29, 2002. Should Gerard exercise the Option, he anticipates that the source of consideration to be paid to the Issuer will be from his personal funds.

     On June 29, 2001, Gerard and Synergex Group Partnership (the predecessor of Synergex), acquired the Common Stock of the Issuer in connection with the acquisition of NetFace LLC ("NetFace") pursuant to an Exchange Agreement by and between Security Biometrics, Inc., NetFace and Members of NetFace, dated as of June 20, 2001 (the "Exchange Agreement"), for which Gerard and Synergex Group Partnership were members of NetFace. Accordingly, each of Gerard and Synergex Group Partnership exchanged their 17.70% membership interests in NetFace for 3,540,000 shares of Common Stock of the Issuer to each of them. In August 2002, Synergex Group Partnership dissolved and assigned all of its assets and liabilities to Synergex Group LLC. For purposes of this Statement, Synergex Group Partnership and Synergex Group LLC are jointly referred to as "Synergex."

     In addition, on November 3, 2001, a former member (the "Former Member") of NetFace, transferred and assigned to Gerard and Synergex, 1,000,000 and 2,500,000 shares, respectively, of the Issuer's Common Stock which he received in connection with the Issuer's acquisition of NetFace pursuant to an Assignment of Shares dated November 3, 2001. Such assignment was the result of funds advanced by each of Gerard, from his personal funds, and Synergex, from company funds, to the Former Member prior to the acquisition of NetFace to enable the Former Member to purchase his membership interest in NetFace. In repayment of such advancement, the Former Member determined to assign an aggregate of 3,500,000 shares of Common Stock of the Issuer he owned to Gerard and Synergex.

     In June 2002, Synergex loaned to the Issuer $1,000,000, as evidenced by a Promissory Note dated June 11, 2002 (the "Promissory Note"), to finance the merger of LT Acquisition Corp., a wholly owned subsidiary of the Issuer, and Lightec Communications Inc. pursuant to the Merger Agreement dated as of March 14, 2002 by and among the Issuer, LT Acquisition Corp., Lightec Communications Inc., Maryanne Richard and Michael Richard (the "Merger Agreement"). In exchange for such loan, Synergex received 10,000,000 shares of Common Stock of the Issuer in accordance with the Agreement dated May 17, 2002 (the "Agreement"). The 10,000,000 shares were transferred to Synergex from the Gestures Recognition Technology GRI International Limited Trust, a principal stockholder of the Issuer.

     In consideration for Synergex agreeing to extend the due date of the Promissory Note, the Issuer agreed, pursuant to a letter agreement dated November 8, 2002 between Synergex and the Issuer, to grant a warrant to Synergex to purchase 8,000,000 shares of Common Stock of the Issuer within five (5) days of Issuer's receipt of approval of a certain contract by a third party. In June 2003, the Issuer received approval of such contract. Accordingly, on June


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

23, 2003, Synergex was granted a warrant to purchase 8,000,000 shares of Common Stock of the Issuer at $0.125 per share (the "Warrant"). The Warrant is immediately exercisable and expires on June 22, 2005. Should Synergex exercise the Warrant, it anticipates that the source of consideration to be paid to the Issuer will be from company funds.

Item  4.       Purpose  of  Transaction.
               ------------------------

     The Option was granted to Gerard as an incentive to his performance in his capacity as a member of the Board of Directors of the Issuer.

     The Issuer is in the business of developing and marketing under license, biometric enabled gesture recognition technology. Wayne Taylor, Chief
Financial Officer and a promoter of the Issuer, serves as a consultant to DSI Datotech Systems, Inc. ("DSI") pursuant to a Financial Consulting Agreement under which he was granted a transferable option to acquire an exclusive worldwide license to exploit DSI's proprietary gesture recognition technology for banking and financial transactions. On July 28, 2000, Mr. Taylor assigned the option to GRT. On August 1, 2000, GRT assigned the option to Biometrics Security Inc. ("Biometrics Security"), a Nevada corporation incorporated on July 25, 2000, in consideration for 500,000 shares of preferred stock of Biometrics Security. On August 25, 2000, the Issuer acquired all of the outstanding capital stock of Biometrics Security in a share exchange with its shareholders. GRT received shares of Common Stock of the Issuer in exchange for its shares of preferred stock of Biometrics Security in the share exchange. NetFace holds an option to acquire an exclusive worldwide perpetual, royalty-free license to exploit the gesture recognition technology developed by DSI for video games and Internet/television. On June 29, 2001, the Issuer acquired all of the outstanding membership interests of NetFace in a share exchange with its shareholders. Each of Gerard and Synergex received 3,540,000 shares of Common Stock of the Issuer in exchange for their membership interest in NetFace.

     Gerard and Synergex acquired 1,000,000 and 2,500,000 shares, respectively, of Common Stock of the Issuer as a result of an assignment which was made by a Former Member of NetFace in repayment of funds advanced to the Former Member.

     Synergex acquired 10,000,000 shares of Common Stock of the Issuer in consideration for a $1,000,000 loan made by Synergex to the Issuer, as evidenced by the Promissory Note, in connection with the Merger Agreement.

     Synergex was granted the Warrant in consideration for Synergex agreeing to extend the due date of the Promissory Note as set forth in the letter agreement dated November 8, 2002 between the Issuer and Synergex.

     Except as otherwise described herein, none of the Reporting Persons have any plans or proposals as of the date hereof which relate to or would result in any of the actions or events enumerated in clauses (a) through (j) of Item 4 of
Schedule  13D.

Item  5.       Interest  in  Securities  of  the  Issuer.
               -----------------------------------------

     (a)  As  of the date of this Statement, Gerard beneficially owns 28,830,000


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


          or 22.07% shares of Common Stock of the Issuer which includes (i) 250,000 shares issuable upon the exercise of currently exercisable stock options granted to Gerard, (ii) 16,040,000 shares owned by Synergex of which Gerard is the Managing Director of and owns a 17.194% equity interest in Synergex, and (iii) a currently exercisable warrant to purchase 8,000,000 shares of Common Stock of the Issuer owned by Synergex. Such beneficial ownership percentage is based upon 122,403,807 shares of Common Stock of the Issuer issued and outstanding as disclosed in the Issuer's Form 10-QSB for its quarterly period ended March 31, 2003.

          As of the date of this Statement, Synergex beneficially owns 24,040,000 or 18.44% shares of Common Stock of the Issuer. Such beneficial ownership percentage is based upon 122,403,807 shares of Common Stock of the Issuer issued and outstanding as disclosed in the Issuer's Form 10-QSB for its quarterly period ended March 31, 2003.

     (b) Gerard has sole disposition and voting power with respect to 8,923,438 shares of Common Stock of the Issuer and shares investment and voting power with (i) his wife with respect to 4,133,438 and (ii) each of his four adult children with respect to 3,943,281 (15,773,124 in the aggregate) shares of Common Stock of the Issuer.

          Synergex Group LLC has sole disposition and voting power with respect to the 24,040,000 shares of Common Stock of the Issuer it owns.

     (c)  Not  Applicable.

     (d)  Not  Applicable.

     (e)  Not  Applicable.

Item  6.       Contracts,  Arrangements,  Understandings  or  Relationships with
               -----------------------------------------------------------------
               Respect  to  Securities  of  the  Issuer.
               -----------------------------------------

     Gerard entered into a stock option agreement with the Issuer, dated as of April 29, 2002, which is being filed as an exhibit to this Statement, in connection with Issuer's grant of the Option to Gerard as set forth in Item 3 of this Statement.

     In June 2001, Gerard and Synergex acquired 3,540,000 shares of Common Stock of the Issuer pursuant to the Exchange Agreement as set forth in Item 3 of this Statement.

     In November 2001, the Former Member of NetFace transferred and assigned to Gerard and Synergex, 1,000,000 and 2,500,000 shares, respectively, of Common Stock of the Issuer pursuant to an Assignment of Shares dated November 3, 2001, which is being filed as an exhibit to this Statement, as set forth in Item 3 of this Statement.

     In June 2002, pursuant to the Merger Agreement, Synergex loaned to the Issuer $1,000,000, as evidenced by the Promissory Note, and in exchange received 10,000,000 shares of Common Stock of the Issuer in accordance with the Agreement, which is being filed as an exhibit to this Statement, as set forth in
Item  3  of  this  Statement.


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

     In June 2003, Synergex was granted the Warrant in consideration for Synergex agreeing to extend the due date of the Promissory Note pursuant to the letter agreement dated November 8, 2002 between the Issuer and Synergex, which is being filed as an exhibit to this Statement, as set forth in Item 3 of this Statement.

Item  7.       Material  to  be  Filed  as  Exhibits.
               -------------------------------------

     EXHIBIT          DESCRIPTION
     -------          -----------

    1 Joint Filing Agreement between Gerard E. Munera and Synergex Group LLC, dated July 9, 2003.*

    2 Security Biometrics Inc. Option Agreement by and between Security Biometrics, Inc. and Gerard E. Munera, dated as of April 29, 2002 .*

    3 Exchange Agreement by and between Security Biometrics, Inc., NetFace LLC and Members of NetFace LLC, dated as of June 20, 2001. (1)

    4 Assignment of Shares from Jean Hasdentenful to Gerard Munera and Synergex Group Partnership, dated November 3, 2001.*

    5 Agreement and Plan of Merger by and among Security Biometrics, Inc., LT Acquisition Corp, Lightec Communications, Inc., Maryanne Richard and Michael Richard, dated as of March 14, 2002. (2)

    6 Promissory Note by and among Security Biometrics, Inc., LT Acquisition Corp. and Synergex Group Partnership, dated June 11, 2002. (2)

    7 Agreement by and among Wayne Taylor, Gesture Recognition Technology GRI International Limited Trust and Gerard Munera, dated May 17, 2002.*

    8 Letter Agreement between Synergex Group Partnership and Security Biometrics, Inc. dated November 8, 2002.*

--------------------
*Filed  Herewith
(1) Incorporated by reference from the Issuer's Current Report on Form 8-K filed on July 13, 2001.
(2) Incorporated by reference from the Issuer's Current Report on Form 8-K filed on June 27, 2002.


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

                                    SIGNATURE
                                    ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  July  9,  2003

                                               /s/  Gerard  E.  Munera
                                               -----------------------
                                               Gerard  E.  Munera


                                               Synergex  Group  LLC


                                               By:/s/  Gerard  E.  Munera
                                                  -----------------------
                                               Name:  Gerard  E.  Munera
                                               Title:   Managing  Director


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